                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (AMENDMENT NO. 15)*

                           OPHTHALMIC IMAGING SYSTEMS
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     683737
                                 (CUSIP Number)

                           Premier Laser Systems, Inc.
                             Attn: Michael J. Quinn
                                 3 Morgan Avenue
                                Irvine, CA 92718

                                 with a copy to:

                            William J. Simpson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200

(Name, address and telephone number of person authorized to receive notices and communications)

                                February 16, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
-----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 683737                      13D                      Page 2 of 5 Pages

________________________________________________________________________________
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Premier Laser Systems, Inc.
              33-0472684
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY
     --------------------------------------------------------------------

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    2,281,758 shares (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,131,758 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,281,758 shares (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 53.0% based on 4,305,428 shares(2) of common stock reported as outstanding as of January 14, 2000.
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(Footnotes set forth on Addendum to Schedule 13D herein)

CUSIP No. 683737                      13D                      Page 3 of 5 Pages

                           OPHTHALMIC IMAGING SYSTEMS
                                  Common Stock

                                  SCHEDULE 13D

         This Amendment No. 15 (the "Amendment") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 filed with the Commission on January 5, 1998, by Amendment No. 2 filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 13, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998, by Amendment No. 5 filed with the Commission on August 14, 1998, by Amendment No. 6 filed with the Commission on August 20, 1998, by Amendment No. 7 filed with the Commission on August 21, 1998, by Amendment No. 8 filed with the Commission on November 25, 1998, by Amendment No. 9 filed with the Commission on January 5, 1999, by Amendment No. 10 filed with the Commission on February 11, 1999, by Amendment No. 11 filed with the Commission on March 26, 1999, by Amendment No. 12 filed with the Commission on June 11, 1999, by Amendment No. 13 filed with the Commission June 29, 1999, by Amendment No. 14 filed with the commission on October 28, 1999 with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares"), of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OIS") (the "Original Schedule 13D" as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On February 15, 2000, OIS terminated the Agreement and Plan of Reorganization previously entered into among Premier, OIS and Ophthalmic Acquisition Corporation, a California corporation and wholly-owned subsidiary of Premier. On February 16, 2000, Premier placed 54 of its 80 employees on temporary unpaid leave.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 15.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.20 Press Release of Premier Laser Systems, Inc. issued February 16, 2000.

Exhibit 99.21 Joint Press Release of Premier Laser Systems, Inc. and Ophthalmic Imaging Systems issued February 18, 2000.

CUSIP No. 683737                      13D                      Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2000
                                      PREMIER LASER SYSTEMS, INC.


                                      By:  /s/  Robert V. Mahoney
                                      ------------------------------------------
                                      Name:  Robert V. Mahoney
                                      Title: Executive Vice President of Finance
                                             and Chief Financial Officer

CUSIP No. 683737                      13D                      Page 5 of 5 Pages


                            ADDENDUM TO SCHEDULE 13D

                       ISSUER: OPHTHALMIC IMAGING SYSTEMS
                  REPORTING PERSON: PREMIER LASER SYSTEMS, INC.
                 (The contents of this Addendum are part of this
             Statement on Schedule 13D filed by the Reporting Person
            referenced above and are incorporated by reference herein
          at such point which corresponds to the appropriate footnote.)



Footnotes to Schedule 13D
-------------------------


1/ The 2,281,758 shares include an additional 150,000 shares over which Premier has voting control pursuant to Premier's acquisition of the 150 shares of Series B Preferred Stock.

2/ The 4,305,428 shares of OIS Common Stock does not include the 150,000 shares over which the Reporting Person has voting control through its acquisition of the 150 shares of Series B Preferred Stock.